November 17, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Jocom Holdings Corp.

Form S-1/A

Filed October 21, 2022

File No. 333-265850

To the men and women of the SEC:

Acceleration Request:

We, Jocom Holdings Corp., (the “Registrant”, the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of November 21, 2022 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 17, 2022

Signature: /s/ Sew Wen Chean

Name: Sew Wen Chean

Title: Chief Executive Officer, Director

Signature: /s/ Chua Hwee Ping

Name: Chua Hwee Ping

Title: Chief Financial Officer, President, Secretary, Treasurer, Director